FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April, 2006
GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)
1, rue Leon Migaux, 91341 MASSY FRANCE (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑                    Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE
(ISIN: 0000120164 — NYSE: GGY)
Paris, April 5th, 2006
Option to convert the remaining Convertible Bonds
A General Meeting of the holders of the 7.75% USD 85 million convertible bonds due 2012 issued on November 4, 2004, was held on April 5, 2006 upon notice of the Board of Directors of CGG. This General Meeting of Bondholders approved the changes to the terms and conditions of these Bonds as proposed by the Company.
The proposed changes consist of granting to the bondholders, an option to convert the bonds with right to a cash payment of 819.45 USD per convertible bond. It corresponds to 13.5% of the nominal value of a bond (6.070 USD). Such option would be exercisable on May 12, 2006 only.
These proposed changes will be subject to the approval of the general meeting of CGG shareholders to be held on May 11, 2006.
The maximum cash payment for the conversion of the 2 525 remaining bonds amounts to USD 2.069 million.
In November 2005, 82% of the Convertible Bond had been converted under similar conditions.
The Securities will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by CGG from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially from those disclosed in forward-looking statements.
Contact : Christophe BARNINI (33) 1 64 47 38 10 /38 11
Email : invrel@cgg.com
Internet : www.cgg.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE
1, rue Leon Migaux 91341 — Massy Cedex
Date : April 5th 2006	By:	/Gerard CHAMBOVET/
Senior Executive Vice President Technology Control & Planning, and Communication